SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________________

ANDREW CORPORATION
(Name of Subject Company (Issuer))
____________________________________

ANDREW CORPORATION
((Name of Filing Persons (Issuer))

3 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2013

(Title of Class of Securities)

034425 AA 6
034425 AB 4

(CUSIP Number of Class of Securities)

Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope, Inc.
1100 CommScope Place, SE
P.O.  Box 339
Hickory, North Carolina 28602
(828) 324-2200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Persoon(s) Filing Statement)

With a Copy to:

Lois Herzeca, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

_________________________________________

CALCULATION OF FILING FEE

Transaction Valuation[1]	Amount of Filing Fee[2]
$167,082,678.75	$6,567

1.     Calculated solely for purposes of determining the filing fee. Based upon the maximum aggregate purchase price payable for the 3¼% Convertible Subordinated Notes Due 2013 (the “Notes”) in connection with a designated event repurchase offer pursuant to the Indenture relating to the Notes, calculated as the sum of (a) $164,411,000 representing 100% of the principal amount of the notes outstanding, plus (b) $2,671,678.75 representing accrued and unpaid interest on the notes through February 14, 2008, the day prior to the currently anticipated repurchase date.

2.     The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), equals $39.30 per $1,000,000 of the value of securities proposed to be purchased.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:          N/A                                                                 Filing Party:     N/A

Form or Registration No.:          N/A                                                                 Date Filed:       N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.                                                              ☐ going-private transaction subject to Rule 13e-3.

☒ issuer tender offer subject to Rule 13e-4.                                                                       ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

INTRODUCTION

Pursuant  to the terms of and subject to the conditions set forth in the Indenture, dated as of August 8, 2003, between Andrew Corporation, a Delaware corporation (“Andrew”), and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as trustee (the “Trustee”), as amended and supplemented by the First Supplemental Indenture dated as of December 27, 2007 (the “Supplemental Indenture”) between Andrew and the Trustee (as so amended and supplemented, the “Indenture”), governing the 3¼% Convertible Subordinated Notes due 2013 issued by Andrew (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Andrew, with respect to the right of each holder (the “Holder”) of the Notes to sell, and the obligation of Andrew to purchase, the Notes pursuant to the terms and conditions of the notice of designated event and offer to purchase dated January 10, 2008 (as may be amended and supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1), the Indenture and the Notes (the “Offer”). A Designated Event (as defined in the Indenture) occurred on December 27, 2007 when DJRoss, Inc., a Delaware corporation (“DJRoss”) and a wholly-owned subsidiary of CommScope, Inc. (“CommScope”), merged with and into Andrew with Andrew surviving as an indirect wholly-owned subsidiary of CommScope (the “Merger”).  As a result of the Merger, the Notes ceased to be convertible into shares of Andrew common stock and became convertible into a combination of cash and shares of CommScope common stock, par value $0.01 per share (“CommScope Common Stock”).

The Offer will expire at 5:00 p.m. New York City time, on February 15, 2008 unless extended or earlier terminated.

All of the information set forth in the Offer to Purchase is incorporated herein in response to Items 1 through 11 of this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.     Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)  Name and Address. The name of the issuer is Andrew Corporation. The address of the principal executive offices of Andrew is 1100 CommScope Place, SE, P.O. Box 339, Hickory, North Carolina 28602. Andrew’s telephone number is (828) 324-2200. Andrew is an indirect wholly-owned subsidiary of CommScope. The address of the principal executive offices of CommScope is 1100 CommScope Place, SE, P.O. Box 339, Hickory, North Carolina 28602.  CommScope’s telephone number is (828) 324-2200.

(b)  Notes.The securities that are the subject of the Offer are Andrew’s 3¼% Convertible Subordinated Notes due 2013 (CUSIP No.: 034425 AA 6 and CUSIP No.: 034425 AB 4) . As of January 9, 2008 there was $164,411,000 in aggregate principal amount of the Notes outstanding. Each $1,000 principal amount of Notes is convertible (subject to the satisfaction of certain conversion conditions set forth in the Indenture) into $986.15 in cash and 2.304159 shares of CommScope Common Stock (subject to adjustment from time to time and payments for fractional shares as provided in the Indenture).

(c)  Trading Market and Price. The information set forth in “Price Range of the Notes and Common Stock; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.     Identity and Background of Filing Person.

(a)  Name and Address. This is an issuer tender offer. Andrew is both a filing person and the subject company of this Schedule TO. Andrew is an indirect wholly-owned subsidiary of CommScope.  The business address and business telephone number of Andrew are set forth under Item 2(a) above and are incorporated herein by reference.

As of the date of this Schedule TO, listed below are (i) each executive officer and director of Andrew, (ii) each person controlling Andrew, and (iii) each executive officer and director of any corporation or other person ultimately in control of Andrew.

(i) Each Executive Officer and Director of Andrew Corporation:

Name*	Position
_______________________________________	________________________________________________
Jearld L. Leonhardt	Director, Executive Vice President and Chief Financial Officer
Frank B. Wyatt, II	Director, Senior Vice President, General Counsel and Secretary
Brian D. Garrett	President and Chief Operating Officer
Christopher A. Story	Executive Vice President
Edward A. Hally	Executive Vice President
Marvin S. Edwards, Jr.	Executive Vice President
William R. Gooden	Senior Vice President and Controller

(ii) Each Person Controlling Andrew:

CommScope, Inc. of North Carolina is the sole shareholder of Andrew Corporation.

CommScope, Inc. is the sole shareholder of CommScope, Inc. of North Carolina.

(iii) Each Executive Officer and Director of CommScope, Inc.:

Name*	Position
_______________________________________	________________________________________________
Frank M. Drendel	Director, Chairman, and Chief Executive Officer
Brian D. Garrett	President and Chief Operating Officer
Jearld L. Leonhardt	Executive Vice President and Chief Financial Officer
Randall W. Crenshaw	Executive Vice President
Marvin S. Edwards, Jr.	Executive Vice President
Edward A. Hally	Executive Vice President
James R. Hughes	Executive Vice President
Christopher A. Story	Executive Vice President
Frank B. Wyatt, II	Senior Vice President, General Counsel and Secretary
William R. Gooden	Senior Vice President and Controller
Boyd L. George	Director
George N. Hutton, Jr.	Director
Katsuhiko (Kat) Okubo	Director
Richard C. Smith	Director
June E. Travis	Director
James N. Whitson	Director

*   The business address and telephone number of such persons is c/o CommScope, Inc., 1100 CommScope Place, SE, P.O. Box 339, Hickory, North Carolina 28602, (828) 324-2200.

Item 4.     Terms of the Transaction.

(a)  Material Terms.

(1)(i)—(iii), (v)—(viii), (xii) The information set forth in the “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance of Notes for Payment,” “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Procedures for Tendering Notes,” “Withdrawal of Tenders,” “Conditions of the Offer” and “United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

(1)(iv), (ix)—(xi) Not Applicable.

(2) Not Applicable.

(b)  Purchases. Andrew will not purchase any Notes from any of Andrew’s officers, directors or affiliates pursuant to the Offer.

Item 5.     Past Contacts, Transactions, Negotiations and Arrangements.

(e)  Agreements Involving the Subject Company’s Notes. Andrew is party to the following agreements:

(1) The Indenture dated August 8, 2003, by and among Andrew and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as Trustee for the 3¼% Convertible  Subordinated Notes due 2013. As a result of the Merger, Andrew is now required to offer to repurchase the Notes from the Holders.

(2) The First Supplemental Indenture dated December 27, 2007, by and among Andrew and The Bank of New York Trust Company, N.A., as Trustee, for the 3¼% Convertible Subordinated Notes due 2013. Under the Supplemental Indenture, each $1,000 in principal amount of Notes is convertible (subject to the satisfaction of certain conversion conditions set forth in the Indenture) into (i) $986.15 in cash and (ii) 2.304159 shares of CommScope Common Stock (subject to adjustment from time to time and payments for fractional shares as provided in the Indenture).

(3) The Registration Rights Agreement dated as of August 8, 2003 between Andrew Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, and Citigroup Global Markets Inc.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(a)  Purposes. The information set forth in “Purpose of the Offer” of the Offer to Purchase is incorporated herein by reference.

(b)  Use of Securities Acquired. Any Notes purchased pursuant to the Offer will be cancelled and retired.

(c)  Plans. The information set forth in “Plans or Proposals of the Company” of the Offer to Purchase is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

(a)  Source of Funds. The information set forth in “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Material Conditions to Financing. The information set forth in “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(d)  Borrowed Funds. The information set forth in “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.  CommScope and Andrew do not currently have any plans or arrangements to finance or repay any loans set forth in “Source and Amount of Funds” of the Offer to Purchase except according to their terms.

Item 8.     Interest in Securities of the Subject Company.

(a)  Securities Ownership. No Notes are beneficially owned by any person identified in Item 3 of this Schedule TO or any associate or majority owned subsidiary of those persons.

(b)  Securities Transaction. No person identified in Item 3 of this Schedule TO, no associate or majority owned subsidiary of Andrew and no director or executive officer of any subsidiary of Andrew has engaged in any transaction in the Notes during the 60 days preceding the date of this Schedule TO.

Item 9.     Persons/Assets, Retained, Employed, Compensated or Used.

(a)  Solicitations and Recommendations. The information set forth in “Fees and Expenses; Solicitations” of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Financial statement information is not required.

Item 11.    Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1) There are no material agreements, arrangements, understandings or relationships between Andrew and any of their respective executive officers, directors, controlling persons or subsidiaries that are material to a Holder’s decision whether to sell, tender or hold the Notes.

(2) To the best knowledge of Andrew after reasonable investigation, there are no applicable regulatory requirements that must be complied with or approvals that must be obtained in connection with the tender offer that are material to a Holder’s decision whether to sell, tender or hold the Notes.

(3) There are no applicable anti-trust laws that are material to a Holder’s decision whether to sell, tender or hold the Notes.

(4) There are no margin requirements under Section 7 of the Exchange Act and its applicable regulations that are material to a Holder’s decision whether to sell, tender or hold the Notes.

(5) There are no material pending legal proceedings relating to the Offer that are material to a Holder’s decision whether to sell, tender or hold the Notes.

(b)  Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)  Notice of Designated Event and Offer to Purchase dated January 10, 2008.*

(a)(5)(A)  Press release of CommScope and Andrew dated December 27, 2007 (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(a)(5)(B)  Press release of CommScope and Andrew dated January 10, 2008 announcing the commencement of the Offer.*

(b)  Credit Agreement, dated as of December 27, 2007, by and among CommScope, Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, the Other Lenders Party thereto, Banc of America Securities LLC, and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., Mizuho Corporate Bank, LTD. and Calyon New York Branch, as Co-Documentation Agents (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(1)  Indenture dated August 8, 2003 by and among Andrew and The Bank of New York Trust Company, N.A., formerly known as BNY Midwest Trust Company, as Trustee for the 3¼ % Convertible Subordinated Notes due 2013. (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(2)  Supplemental Indenture dated December 27, 2007, by and among Andrew and The Bank of New York Trust Company, N.A., as Trustee for the 3¼% Convertible Subordinated Notes due 2013.  (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(3)  Registration Rights Agreement dated as of August 8, 2003 between Andrew Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, and Citigroup Global Markets Inc. *

(g)  Not applicable.

(h)  Not applicable.

* Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

(a)   Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:   January 10, 2008

ANDREW CORPORATION

By: /s/ Frank B. Wyatt, II
Name: Frank B. Wyatt, II
Title: Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Notice of Designated Event and Offer to Purchase dated January 10, 2008*
(a)(5)(A)
Press release of CommScope and Andrew dated December 27, 2007 (Previously filed pursuant to Rule 13e-4(c) under the Exchange Act as Exhibit 99.1 on CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(a)(5)(B)	Press release of CommScope and Andrew dated January 10, 2008 announcing the commencement of the Offer.*
(b)
Credit Agreement, dated as of December 27, 2007, by and among CommScope, Bank of America, as Administrative Agent, Swing Line Lender and L/C Issuer, the Other Lenders Party thereto, Banc of America Securities LLC, and Wachovia Capital Markets, LLC, as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Syndication Agent, JPMorgan Chase Bank, N.A., Mizuho Corporate Bank, LTD. and Calyon New York Branch, as Co-Documentation Agents (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(1)
Indenture dated August 8, 2003 by and among Andrew and BNY Midwest Trust Company, as Trustee for the 3¼ % Convertible Subordinated Notes due 2013. (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(2)
Supplemental Indenture dated December 27, 2007, by and among Andrew and The Bank of New York Trust Company, N.A., as Trustee for the 3¼% Convertible Subordinated Notes due 2013.  (Incorporated by reference to CommScope’s Current Report on Form 8-K filed with the SEC on December 28, 2007).

(d)(3)	Registration Rights Agreement dated as of August 8, 2003 between Andrew Corporation, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, and Citigroup Global Markets Inc.*
* Filed herewith